Exhibit (a)(6)

CHANNELL COMMERCIAL CORPORATION	26040 Ynez Road Temecula, California 92591 Tel: (909) 719-2600 Fax: (909) 296-3965

            , 2003

Dear Employee or Non-Employee Director:

On behalf of Channell Commercial Corporation (the “Company”), I am writing to provide you with the results of the Company’s recent offer to exchange (the “Offer”) certain outstanding options (the “Old Options”) that were granted to you under the 1996 Incentive Stock Plan for new options that the Company will grant under the 1996 Incentive Stock Plan, or such other stock option plan as the Company may adopt from time to time, in its sole discretion (the “New Options”). The Offer was consummated pursuant to the terms and conditions in the Company’s Offer to Exchange, dated February 21, 2003 (the “Offer to Exchange”), and the related Letter of Transmittal.

The Offer expired at 9:00 p.m., Pacific Time, on             , 2003. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange and cancelled on             , 2003 tendered Old Options exercisable for a total of              shares of common stock (“Option Shares”).

The Company has accepted for exchange and cancelled the Old Options tendered by you exercisable for the number of Option Shares set forth on Attachment A to this letter. In accordance with the terms and subject to the conditions of the Offer, you have the right to receive New Options exercisable for the number of Option Shares set forth on Attachment A, as adjusted for any stock splits, stock dividends and other events affecting our capital structure that occur before the date on which the Company grants such New Options. Also, in accordance with the terms of the Offer, the terms and conditions of the New Options will be substantially the same as the terms and conditions of the Old Options you tendered for exchange, except that (i) the per share exercise price under the New Options will equal the closing sale price of our common stock as reported on the Nasdaq National Market (or such other amount that is determined by the Company’s Board of Directors to be the fair market value) on the day on which the Company grants the New Options and (ii) ) such other changes will be made as set forth in the Offer to Exchange. In addition, notwithstanding whether the Old Option that you tender for exchange is a non-qualified stock option or an incentive stock option, we will grant the New Option issued in exchange for such Old Option as either a non-qualified stock option or an incentive stock option, in our sole discretion.

In accordance with the terms and subject to the conditions of the Offer, the Company will grant the New Options on one of the first five trading days, in our sole discretion, that is at least six months and one day following the date on which the tendered options were accepted for exchange and cancelled. We anticipate granting the New Options on one of the first five trading days after             , 2003. As soon as reasonably practicable after the New Options are granted, you will have the ability, consistent with past option grants, to obtain your New Option grant information by contacting the Stock Option Administrator, Shannon Burgess.

In accordance with the terms of the Offer, you must be an employee or non-employee director of the Company or one of its subsidiaries from the date on which you tendered your Old Options through the date on which the Company grants the New Options in order for you to receive your New Options. If, for any reason, you do not remain an employee or non-employee director, then you will not receive New Options or any other consideration for the Old Options tendered by you and cancelled by the Company. Participation in the Offer does not confer upon you the right to remain in the employment or service of the Company or any of its subsidiaries.

If you have any questions about your rights in connection with the grant of New Options, you should contact the Stock Option Administrator, Shannon Burgess.

Sincerely,

William H. Channell, Sr.

Chairman of the Board and

Chief Executive Officer

Attachment A

[Name of Option Holder]

Grant Date of Old Options Accepted for Exchange	Number of Option Shares Subject to Old Options Accepted for Exchange	Exercise Price of Old Options Accepted for Exchange	Number of Option Shares Subject to New Options